

November 19, 2014

Via E-mail
Jeff Wang
Chief Financial Officer
China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
NO. 35 Financial Street, Xicheng District
Beijing 100033, China

> **Re: China Finance Online Co. Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed May 6, 2014**
> **Form 6-K furnished on September 30, 2014**
> **File No. 000-50975**

Dear Mr. Wang:

We have reviewed your letter dated October 31, 2014 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 29, 2014.

Form 20-F for the Fiscal Year Ended December 31, 2013

G. Statement by experts, page 98

1.   We note your response to prior comment 10 and your reference to the legal opinion of your PRC counsel Jincheng Tongda & Neal Law Firm upon which you rely. In addition to the firm's name, please also include the firm's address and qualifications and a statement to the effect that counsel consents to your references to the opinion in the filing. Refer to Item 10.G of Form 20-F.

Jeff Wang
China Finance Online Co. Limited
November 19, 2014
Page 2

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-8

2.   Your response to prior comment 8 refers to your response to prior comment 9. However, your response to prior comment 9 does not include proposed disclosure describing the recognized and unrecognized revenue-producing assets that are held by the VIE. Please provide your proposed revised disclosure.

3.   The financial statement amounts and balances of the VIEs provided in response to prior comment 9 includes the line item "Others" under non-current assets, which is 27% of the total assets balance of the VIE as of December 31, 2013. Please describe the nature of the items included in this line item and tell us whether any items included in "Others" is significant. If any items are significant, please tell us what consideration was given to providing further breakdown of the "Others" line item.

4.   We note your response to prior comment 10 and the proposed disclosure to be included in future filings on page 58. We believe that such disclosure should also be provided in the financial statements as it is the basis for your conclusions regarding the legality and enforceability of your legal structure. Please confirm that you will provide similar disclosure in the financial statement footnotes.

Exhibits

5.   We note your response to prior comment 15. Please be advised that after the expiration date of an order, the subject information is publicly available upon request under FOIA. If you wish to request an extension of confidential treatment for one or more exhibits, please refer to Section III as well as to the addendum to Staff Legal Bulletin No. 1A. Note that applications for the extension of a previously granted order must be filed with the Office of the Secretary and, in the ordinary case, should be submitted prior to the expiration date of the earlier order. To the extent you do not plan to seek extension of confidential treatment for any of the material exhibits in your 20-F for which confidential treatment has expired, please refile the agreements in unredacted form with your amended Form 20-F and revise the exhibit index accordingly. Please confirm your understanding.

6-K Furnished on September 30, 2014

Exhibit 99.1

6.   We note that you recognized goodwill and intangible asset impairment losses of $8.2 million and $1.8 million, respectively, during the second quarter of 2014, as a result of a restructuring of financial information and advisory services. Please tell us in greater

detail the facts and circumstances, including the timing of events, leading to the impairment.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Craig D. Wilson *for*

Patrick Gilmore
Accounting Branch Chief